June 20, 2019

Peter Hoang
Chief Executive Officer
Marker Therapeutics, Inc.
3200 Southwest Freeway, Suite 2240
Houston, TX 77027

       Re: Marker Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed June 14, 2019
           File No. 333-232122

Dear Mr. Hoang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Divakar Gupta, Esq.